Exhibit 99.1

Wheaton Precious Metals Announces Hudbay's Receipt of the Approved Mine Plan of Operations for The Rosemont Project

TSX: WPM
NYSE: WPM

VANCOUVER, March 21, 2019 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that Hudbay Minerals Inc. ("Hudbay") has received the approved Mine Plan of Operations ("MPO") for the Rosemont project from the U.S. Forest Service. The approval of the MPO follows the receipt of a Section 404 Water Permit from the U.S. Army Corps of Engineers for Rosemont on March 8, 2019. Hudbay has indicated that the issuance of the MPO is the final administrative step in the permitting process.

"We applaud the hard work and patience Hudbay has put forth in order to advance the Rosemont project to this stage," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "With their most recent successful construction of the Constancia mine in Peru, the Hudbay team has proven themselves to be strong and responsible mine developers, and we are excited about the same team moving this project into production. Rosemont is an ideal fit for Wheaton's portfolio of high-quality assets, and when it is in production, should add well over fifty thousand gold equivalent ounces to our already growing production profile."

The Rosemont project is a copper-molybdenum-silver porphyry deposit located in Pima County, Arizona. Hudbay acquired the project in July 2014 through the acquisition of Augusta Resources Corporation. Based on the 2017 Feasibility Study published by Hudbay, Rosemont is expected to produce approximately 127,000 tonnes of copper annually at a cash cost of $1.14 per pound (net of by-product credits) over the first 10 years of operations.

As a reminder, Wheaton's wholly owned subsidiary Wheaton Precious Metals International Ltd. ("Wheaton International") has a precious metals purchase agreement with Hudbay on the Rosemont project, which in exchange for an upfront payment of $230 million paid in two instalments, entitles Wheaton International to 100% of payable silver and gold produced from Rosemont at a cash price of $450 per ounce of gold and $3.90 per ounce of silver, subject to an annual adjustment for inflation.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

  the payment of the upfront consideration to Hudbay in connection with the Rosemont PMPA;
  the construction timeline, including completion, of the Rosemont project by Hudbay;
  the commencement and timing of delivery of silver and gold by Hudbay under the Rosemont PMPA; and
  the receipt of silver and gold production in respect of the Rosemont project; and
  anticipated increases in total throughput;
  the estimated future production, including projected increases to Wheaton's production;
  the future price of commodities;
  the timing and amount of estimated future production (including 2019 and average attributable annual production over the next five years);
  the costs of future production;
  any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive precious metal stream interests;
  confidence in the Company's business structure;
  the Company's estimation of the cash taxes payable in respect of the 2005 to 2010 taxation years as a result of the settlement of the CRA dispute; the Company's assessment of the impact of the settlement of the CRA dispute for years subsequent to 2010; possible audits for taxation years subsequent to 2015; and assessments of the impact and resolution of various tax matters, including outstanding audits; and
  assessments of the impact and resolution of various legal and tax matters, including but not limited to outstanding class actions.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

  that each party does not satisfy its obligations in accordance with the terms of the Rosemont PMPA;
  Hudbay does not meet the construction timeline, including anticipated completion, at the Rosemont project;
  Hudbay is unable to commence, or the timing of delivery of silver and gold by Hudbay is delayed or deferred under the Rosemont PMPA;
  fluctuations in the price of commodities;
  risks related to the mining operations from which Wheaton purchases precious metals or cobalt (the "Mining Operations") including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located, and changes in project parameters as plans continue to be refined;
  absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;
  credit and liquidity risks;
  indebtedness and guarantees risks;
  mine operator concentration risks;
  hedging risk;
  competition in the mining industry;
  risks related to Wheaton's acquisition strategy;
  risks in estimating cash taxes payable in respect of the 2005 to 2010 taxation years and assessing the impact of the settlement with the CRA for years subsequent to 2010, including whether there will be any material change in the Company's facts or change in law or jurisprudence;
  differences in the interpretation or application of tax laws and regulations or accounting policies and rules;
  Wheaton's interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company's business operations being materially different than currently contemplated;
  litigation risk associated with a challenge to the Company's tax filings;
  litigation risk associated with outstanding legal matters;
  risks related to claims and legal proceedings against Wheaton or Mining Operations;
  risks relating to unknown defects and impairments;
  risks relating to security over underlying assets;
  risks related to ensuring the security and safety of information systems, including cyber security risks;
  risks related to the adequacy of internal control over financial reporting;
  risks related to governmental regulations;
  risks related to international operations of Wheaton and the Mining Operations;
  risks relating to exploration, development and operations at the Mining Operations;
  risks related to the ability of the companies with which Wheaton has precious metal purchase agreements to perform their obligations under those precious metal purchase agreements in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies;
  risks related to environmental regulations and climate change;
  the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
  the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
  lack of suitable infrastructure and employees to support the Mining Operations;
  uncertainty in the accuracy of mineral reserve and mineral resource estimates;
  inability to replace and expand mineral reserves;
  risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations; and
  other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2017 and Form 6-K filed March 21, 2018 both on file with the U.S. Securities and Exchange Commission in Washington, D.C., together with Wheaton's subsequent financial statements and related management's discussion and analysis available on SEDAR and filed on Form 6-K (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

  the payment of US$230 million to Hudbay and the satisfaction of each party's obligations in accordance with the terms of the Rosemont PMPA;
  Hudbay is able to meet the construction timeline, including anticipated completion at the Rosemont project;
  Hudbay is able to commence and meet its timing for delivery of silver and gold under the Rosemont PMPA;
  that there will be no material adverse change in the market price of commodities;
  that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
  that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
  that Wheaton will be able to source and obtain accretive precious metal stream interests;
  that Wheaton's estimation of cash taxes payable in respect of the 2005 to 2010 taxation years as a result of the settlement of the CRA dispute and the Company's assessment of the impact of the settlement of the CRA dispute for years subsequent to 2010 are accurate, including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010;
  expectations regarding the resolution of legal and tax matters, including the ongoing class action litigation; and
  such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

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SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2019/21/c1799.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 07:30e 21-MAR-19